1700 K Street, NW, Fifth Floor Washington, D.C. 20006-3817 PHONE 202.973.8800 FAX 202.973.8899 www.wsgr.com

July 26, 2013

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Mail Stop 6010

Attn:	Barbara C. Jacobs Luna Bloom Stephen Krikorian Amanda Kim

	Re:	Cvent, Inc. Registration Statement on Form S-1 (File No. 333-189837) Initially filed July 8, 2013

Ladies and Gentlemen:

On behalf of Cvent, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 25, 2013 relating to the Company’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Registration Statement. Except as otherwise specifically indicated, page references herein correspond to the page of the Registration Statement. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 65

1.	We reviewed your letter dated July 17, 2013 and noted that an expanded set of guideline companies was used in the market approach. We also noted page 66 discloses that your expected stock price volatility for your common stock was estimated by taking the average historic price volatility for your industry. Further, page 69 discloses that you applied both a guideline public company method and a comparative transactions approach. As such, please address the following with respect to the group of comparable public companies used in your various analyses:

AUSTIN    BEIJING    BRUSSELS    GEORGETOWN, DE    HONG KONG    LOS ANGELES    NEW YORK

PALO ALTO    SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC

U.S. Securities and Exchange Commission

July 26, 2013

•

Confirm that the same set of comparable publicly traded companies is used in your various valuation estimates and update your disclosure accordingly. Additionally, explain the impact of the expanded set of guideline companies used on those various estimates.

•	Describe any changes to the set of comparable publicly traded companies.

Regarding the group of comparable public companies used in our various valuation estimates, we supplementally advise the Staff that all of our valuation estimates considered many of the same comparable companies, as follows:

Volatility Assessment

The comparable company group used in our assessment of volatility included Concur, Constant Contact, Salesforce and OpenTable, all of which were also included in the comparable company group used in our Valuation Report. In addition, due to the nature of inherent differences that exist in any estimate, we also considered the volatilities of other similar companies in our broader industry to identify any significant inconsistencies or variations in our volatility indications selected, including: Taleo, Kenexa, Oracle and Saba Software. After calculating the historical volatility for each of the comparable companies, we selected the median volatility across all of these companies as our volatility indication to be used in valuing our common stock. Had we included all of the comparable companies included in the Valuation Report group of companies in the determination of volatility indication, volatility would not have varied significantly from the comparable companies used in our assessment and would have been approximately 5% lower than the value indication we selected.

Valuation Report

As noted in our prior response, the comparable company group used in our Valuation Report included Concur, Constant Contact, Salesforce and OpenTable, all of which were also considered in our assessment of volatility. In addition, our Valuation Report considered the following additional companies in determining our estimated valuation indications: Responsys, Exacttarget, Active Network, and Service Now. Our valuation approach included both a guideline public company method and a comparative transactions approach to arrive at the selected indication of estimated fair value of our Company. In addition, the ultimate determination of our estimate of fair value as of the valuation date included other factors considered by our Board of Directors to ultimately arrive at the selected estimate of fair value, which was determined to be higher than the value indication derived in the Valuation Report. Given that the ultimate determination of our fair value indication was based on a variety of factors, as noted above, we do not believe that the inclusion of all of the comparable companies used in the volatility assessment or in the Preliminary Price Range would have had a material effect on our determination of estimated fair value given the other factors considered by our Board.

U.S. Securities and Exchange Commission

July 26, 2013

Preliminary Price Range

As noted in our prior response, the comparable company group used in determining the Preliminary Price Range included Concur, Salesforce and ServiceNow, all of which were also considered in the Valuation Report. In addition, the Preliminary Price Range was based on an expanded set of guideline companies to reflect an increase in the general prominence of the Company as a SaaS-based offering as it becomes a public company, and included: Cornerstone, Jive, LinkedIn, Netsuite, ServiceNow, Workday, Bazaarvoice, Demandware, Marketo, Textura, HomeAway, Priceline, Trip Advisor and Yelp. As noted above, we do not believe that the inclusion of all of the comparable companies used in the Preliminary Price Range would have had a material effect on the valuation estimates noted above, as the average stock prices for both groups increased by approximately 35% from January 2013 through mid-July 2013.

We have revised our disclosure on page 66 as follows:

“Expected volatility. As we do not have a trading history for our common stock, the expected stock price volatility for our common stock was estimated by taking the average historic price volatility for industry peers (which includes several of the same comparable companies as used in our various valuation estimates) based on daily price observations over a period equivalent to the expected term of the stock option grants.”

We have revised our disclosure on page 67 as follows:

“The market performance of a relatively consistent set of comparable publicly traded technology companies; and”

We have revised our disclosure on page 69 as follows:

“Within the market approach, we applied both a guideline public company method, which considered the trading multiples for comparable publicly-traded companies (several of which were included in our various valuation estimates) and a comparative transactions approach, which considered the multiples of publicly available information about acquisitions of public and private companies that are similarly situated to us.”

2.	We note that you plan to effect a reverse stock split prior to the completion of the offering. Please confirm that you will revise your financial statements and your disclosures throughout the filing to give retroactive effect to the reverse stock split. We refer you to SAB Topic 4C.

The Company expects to effect a 1-for-4 reverse stock split prior to the Commission deeming our Registration Statement effective. In consideration of the Staff Accounting Bulletin (SAB) Topic 4C, we intend to retroactively adjust our capital structure in the balance sheets included in the Registration Statement to reflect the reverse stock split and will revise our disclosures to include an appropriately cross-referenced footnote disclosing the retroactive treatment, the changes made and expected timing of the effectiveness of the split. In addition, the opinion of our independent registered accounting firm on page F-2 and related consent at Exhibit 23.1 will be modified to include the following legend:

U.S. Securities and Exchange Commission

July 26, 2013

“When the transaction referred to in note 14 of the Notes to the Consolidated Financial Statements for the years ended December 31, 2011 and 2012 has been consummated, we will be in a position to render the following report/consent.”

In addition, the date of the opinion of our independent registered accounting firm will be dual-dated to reflect the date of updated disclosure regarding the reverse stock split.

Our disclosure on page F-32 will be revised as follows:

“On July 25, 2013, the Company’s board of directors authorized a reverse stock split of its outstanding common stock and Series A preferred stock at a ratio of 1-for-4. Prior to the consummation of the initial public offering, the reverse stock split will be effected such that (i) each 4 shares of outstanding common stock will be reduced to one share of common stock; (ii) the number of shares of common stock into which each outstanding share of our Series A Convertible Preferred Stock, and our outstanding warrants or options to purchase common stock is exercisable will be proportionately reduced; and (iii) the exercise price of each outstanding warrant or option to purchase common stock will be proportionately increased. All share and per share information has been retroactively adjusted to reflect the reverse stock split.”

(g) Revenue Recognition, page F-8

3.	We have reviewed your response to prior comment 1 on full subscription pricing. Please explain how the expected degree of usage is measured when the registration feature is not sold with the subscription-based arrangements. Please also clarify what happens to unused registrations for full subscription contracts. Additionally, please tell us the volume of arrangements that are sold with and without the registration feature.

The Company supplementally advises the Staff that it estimates the degree of a customer’s usage based on a number of factors in order to determine the contract price. There is no one specific metric or unit of measure that can provide the expected level of future system usage with any certainty. This is true of arrangements that include the registration feature as well as for arrangements that do not include the registration feature. The price we charge our customers is based on arm’s length negotiations that take into consideration the features and functionality that are important to the customer as well as expected use. Understanding their needs and event planning goals, combined with factors listed in our prior response, helps us assess our customers’ expected usage and determine what we believe is an appropriate price to charge for a particular subscription.

While most of our contracts generally include registration functionality, we do sometimes sell our subscriptions without registrations. Subscriptions sold without registration functionality

U.S. Securities and Exchange Commission

July 26, 2013

represent less than 1% of our subscription based events business. However, as noted in our prior response, registration functionality is part of the overall event and meeting planning solution that we provide to our clients and is not included disproportionately to other features and functionality that are typically included in most of our contracts, such as on-demand training and support, reporting, event website or target marketing features. The Company also supplementally advises the staff that refunds are not provided for unused registrations for full subscription contracts.

4.	We note in your response to prior comment 1 that your conclusion that the approach of recognizing revenue as overages become billable represents an approximation of the subscription accounting model. Please clarify what you mean by “approximation” since the pattern of recognition differs from a subscription model. You further state in your response that the overages occur towards the latter part of the subscription period for most of your arrangements. Please tell us how many months of the subscription period are typically remaining when the overages occur and the dollar volume of contracts that typically incur overage charges. To the extent that such overages become material in amount and occur in earlier periods of the contracts rather than toward the end, please tell us how the revenue recognition accounting for overages may be impacted.

As noted in our prior responses, overage fees are charged to our customers in situations where the specified number of registrations is exceeded. Revenue related to these overages is recognized when the overage occurs, based on analogy to the guidance in AICPA Technical Practice Aid 5100.76 “Fair Value in Multiple-Element Arrangements That Include Contingent Usage-Based Fees and Software Revenue Recognition”, Scenario 2.

We believe that generally, because overages are more likely to occur at or near the end of the subscription, recognizing revenue as the overage occurs has the effect of simulating the straight-line recognition model of our subscriptions as the period remaining in the subscription is generally short.

Overage revenues over the past three years have consistently ranged from $1.5 to $1.7 million per year. In order to assess the impact of recognizing overages as incurred compared to straight-line under the subscription model, we assumed, in a worst case scenario, that all overages occurred in the first month of a contract and were then recognized over the entire annual contract period. In this scenario, when considering the impact on both the opening and ending balances in a given year of applying this policy, revenue variances were less than $200,000 in each of the years considered, which is immaterial to the Company’s consolidated financial statements.

As noted in our prior response, we generally encourage our clients to purchase up-sells rather than incur transactional overages, which is reflective of the small revenue amounts recorded for overages. While we are not anticipating any changes in this practice, we will continue to evaluate our accounting for overages and to the extent these revenues become more material to our consolidated financial statements, we will consider including these overages in the subscription, in a manner similar to up-sells.

U.S. Securities and Exchange Commission

July 26, 2013

* * * *

The Company supplementally advises the Staff that the Company is currently contemplating including the following disclosure in an amendment to the Registration Statement to be filed on Monday, July 29, 2013, shortly before it commences marketing efforts for the proposed initial public offering:

“Recent Developments (Preliminary and Unaudited)

Our consolidated financial statements for our three months ended June 30, 2013 are not yet available. Accordingly, the financial results we present below are preliminary and subject to completion. As a result, these preliminary results may differ from the actual results that will be reflected in our consolidated financial statements for the quarter when they are completed and released. Our expectations with respect to our unaudited results for the period discussed below are based upon management estimates and are the responsibility of management. Our independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to these preliminary results and, accordingly, does not express an opinion or any other form of assurance about them.

Although the results of our three months ended June 30, 2013 are not yet finalized, the following information reflects our preliminary expectations with respect to such results based on currently available information:

Revenue of $26.75 million to $26.95 million, representing an increase of 35% - 36% as compared to revenue of $19.78 million for the three months ended June 30, 2012. This increase reflects a 34-35% increase in our Subscriptions Platform business and a 38-39% increase in our Marketing Solutions business. Increases were primarily driven by sales of products to new customers.”

U.S. Securities and Exchange Commission

July 26, 2013

Please direct your questions or comments regarding this letter or the Registration Statement to Mark R. Fitzgerald at (202) 973-8800. Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Mark Bass Mark G.C. Bass

cc:	Rajeev K. Aggarwal
Peter L. Childs
Lawrence Samuelson, Esq.
Cvent, Inc.

Mark R. Fitzgerald, Esq.
Michael C. Labriola, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Richard D. Truesdell, Jr., Esq.
Davis Polk & Wardwell LLP